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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-11261
CUSIP NUMBER 835495102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		June 28, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sonoco Products Company
Full Name of Registrant

N/A
Former Name if Applicable

1 North Second Street
Address of Principal Executive Office (Street and Number)

Hartsville, SC 29550
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
(Not applicable).

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sonoco Products Company (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended June 28, 2015 (the “Quarterly Report”) because of an ongoing internal investigation into the magnitude and timing of misstatements in the historical operating results and balance sheets of a contract packaging center in Irapuato, Mexico.
The Company disclosed on July 16, 2015 that in the course of closing its books for the second quarter of 2015, the Company discovered certain accounting irregularities at the contract packaging center in Irapuato, Mexico. These irregularities involved the Irapuato finance manager; the full extent of involvement of other employees in the accounting irregularities has yet to be determined. These irregularities consisted of a pattern of unsupported journal entries and other actions which misstated revenue, costs of sales, trade accounts receivable, other receivables, accrued expenses and other, and trade accounts payable for reporting periods dating back to 2011. The Company currently does not believe that the impact of the identified accounting irregularities to any reporting period prior to 2012 is material. The Irapuato packaging center commenced operations early in 2010 and those operations were not fully to scale until 2012.
Preliminary results of the Company's investigation indicate that neither cash nor previously reported cash flows from operations were affected. The Company's ongoing investigation has led to the preliminary conclusion that these misstatements were made to conceal shortfalls in operating profits at the Irapuato packaging center.
Promptly upon discovery, the Company reported these accounting irregularities to the Audit Committee of the Board of Directors and self-reported the matter to the Securities and Exchange Commission. The Company's Audit Committee initiated a formal investigation into the matter to determine whether any adjustments will be required with respect to the Company's previously issued financial statements, and management's report on internal control over financial reporting. The Audit Committee retained independent third party experts to assist with this investigation.
Reported consolidated revenues and cost of sales from 2012 through the first quarter of 2015 are believed to have been cumulatively understated by approximately $45.6 million and $78.0 million, respectively, resulting in cumulative overstatements of reported gross profit and net income of approximately $32.4 million and $23.5 million, respectively. A breakdown of the impact by year of the preliminarily identified misstatements on previously reported consolidated operating results is provided below:

		Overstated/(Understated) - $ in Millions
(Unaudited)	Net Sales	Cost of Sales	Gross Profit	Income Taxes	Net Income

2015 - First Quarter	$(2.7)	$(5.8)	$3.1	$(0.9)	$2.2
2014 - Full Year	$(2.0)	$(16.6)	$14.6	$(4.3)	$10.3
2013 - Full Year	$(13.4)	$(25.0)	$11.6	$(3.5)	$8.1
2012 - Full Year	$(27.5)	$(30.6)	$3.1	$(0.2)	$2.9

Cumulative Impact	$(45.6)	$(78.0)	$32.4	$(8.9)	$23.5

Based on the findings to date, the investigation has indicated that prior to their discovery in early July 2015, the existence of the accounting irregularities at Irapuato had been concealed from senior management, Corporate finance, and our independent auditors.
Due to the ongoing investigation described above, the Company was unable to complete its Quarterly Report on Form 10-Q for the quarter ended June 28, 2015 by the prescribed August 7, 2015 due date without undue effort and expense. The Company is working towards filing its Quarterly Report by the end of August 2015.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Barry L. Saunders	843	383-3257
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sonoco Products Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2015	By	/s/ Barry L. Saunders
Name: Barry L. Saunders
Title: Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).